
October 12, 2011

Via E-mail
Gordon Smith
Chief Executive Officer
Diversified Resources Inc.
37 Mayfair Road SW
Calgary, Alberta T2V 1Y8
Canada

> **Re: Diversified Resources Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 16, 2011**
> **File No. 333-175183**

Dear Mr. Smith:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 10

1.   We note your responses to our prior comment eight from our letter dated July 25, 2011, and our prior comment 2 from our letter dated August 29, 2011, and we reissue the comments. Item 506 of Regulation S-K requires certain disclosures when there is a substantial disparity between the offering price and the effective cash cost to officers or directors acquired by them *in transactions during the past five years*. Please provide the applicable disclosure, as Item 6 of Form S-1 requires.

Plan of Distribution, page 13

2.   We have considered your response to comment three from our letter dated August 29, 2011. However, because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Release 33-

8869 indicates that Rule 144 is not available for the resale of securities initially issued by shell companies. Shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in a shell company's securities. Consequently, the public offering constitutes an indirect primary offering by the company through the selling shareholders. The shares are not deemed to be sold "*solely* by or on behalf of a person or persons other than the registrant" pursuant to Rule 415(a)(1)(i) (emphasis added), and only shares registered (or qualified to be registered) on Form S-3 may be sold by or on behalf of the registrant in an at-the-market offering under Rule 415. Therefore, please identify all of the selling shareholders as underwriters and make clear that the offering price to the public will be fixed for the duration of the offering.

Financial Statements, page 29

Statement of Operations, page 31

3.   The first columns of information are identified as being for the six months ended July 31, 2011 and 2010. Please tell us your basis for providing this information for the six months ended, rather than for the three months ended.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mark Wojciechowski at (202) 551-3759 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Karen A. Batcher, Esq. (via e-mail)